August 21, 2019

Zhengbin Yao, Ph.D.
Chairman, President and Chief Executive Officer
Viela Bio, Inc.
One Meddimune Way
First Floor, Area Two
Gaithersburg, MD 20878

       Re: Viela Bio, Inc.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted August 14, 2019
           CIK No. 0001734517

Dear Dr. Yao:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

BioWa/Lonza Sublicense Agreement, page 127

1. Please disclose when the payment obligations under the BioWa/Lonza license will expire.
Notes to the Financial Statements
11 Collaboration Agreements
Commercial License and Collaboration Agreement with Hansoh , page F-26

2. You disclose that a material promise under your license and collaboration agreement with
       Hansoh was the delivery of a Co-Development License; however, your accounting analysis under ASC 606 does not appear to have given consideration to this material
 Zhengbin Yao, Ph.D.
Viela Bio, Inc.
August 21, 2019
Page 2
         promise. Please provide us with your analysis of this obligation under ASC 606, including whether you identified the Co-Development License as a separate performance obligation and how it was considered in your transaction price allocation. Please also revise your disclosure accordingly.
       You may contact Andi Carpenter at 202-551-3645 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Suzanne Hayes at 202-551-3675 with any other questions.



FirstName LastNameZhengbin Yao, Ph.D.                        Sincerely,
Comapany NameViela Bio, Inc.
                                                             Division of
Corporation Finance
August 21, 2019 Page 2                                       Office of
Healthcare & Insurance
FirstName LastName